07027527

Reliance
Industries Limited

RECEIVED
2007 OCT 23 A 5:04

CORPORATE FINANCE

October 18, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record: -

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	October 18, 2007	Unaudited Financial Results for the quarter / half year ended September 30, 2007
2	Clause 41	October 18, 2007	Media Release on Unaudited Financial Results for the quarter / half year ended September 30, 2007
3	SEBI Circular No.D&CC/FITTC/ CIR-16/2002 dated December 31, 2002	October 18, 2007	Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants for the quarter ended September 30, 2007

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Reliance
Industries Limited

October 18, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Unaudited Financial Results for the quarter/half year ended September 30, 2007

In continuation of our letter dated October 10, 2007, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter/half year ended September 30, 2007, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2007

(Rs. in crores, except per share data)

Sr. No	Particulars	Quarter Ended 30th Sept		Half Year Ended 30th Sept		Year Ended 31st March
		2007	**2006**	**2007**	**2006**	**2007 (Audited)**
1.	Turnover	33,402	31,422	64,692	59,325	118,354
	Less: Excise Duty / Service Tax Recovered	1,359	1,366	3,125	3,275	6,661
2.	**Net Turnover**	**32,043**	**30,056**	**61,567**	**56,050**	**111,693**
3.	Other Income	168	125	365	233	478
4.	**Total Income**	**32,211**	**30,181**	**61,932**	**56,283**	**112,171**
5.	a) (Increase) / decrease in stock in trade / work in progress	(920)	(995)	(42)	(1,429)	(655)
	b) Consumption of raw materials	21,872	22,388	41,046	40,343	76,872
	c) Purchases	2,402	240	3,238	529	1,821
	d) Staff cost	471	496	967	1,049	2,094
	e) Depreciation	1,129	1,213	2,254	2,314	4,815
	f) Other expenditure	2,437	2,863	4,904	5,861	11,515
	g) Total Expenditure	**27,391**	**26,205**	**52,367**	**48,667**	**96,462**
6.	Interest and Finance Charges	257	297	552	595	1,189
7.	**Profit before tax**	**4,563**	**3,679**	**9,013**	**7,021**	**14,520**
8.	Provision for Current Tax [including Fringe Benefit tax]	527	419	1,044	798	1,657
9.	Provision for Deferred Tax	199	260	502	517	920
10.	**Net Profit after tax**	**3,837**	**3,000**	**7,467**	**5,706**	**11,943**
11.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394	1,394	**1,394**
12.	Equity Share suspense (Representing 6,01,40,560 Shares of Rs 10 each allotted to the shareholders of erstwhile IPCL on 13th October 2007)	60	60	60	60	**60**
13.	Reserves excluding revaluation reserves (as per un-audited balance sheet) of previous accounting year					**59,862**
14.	**Earnings per share (of Rs. 10) [including equity shares in suspense]**					
	Basic	26.4	20.6	51.4	39.3	**82.2**
	Diluted	26.4	20.6	51.4	39.3	**82.2**
15.	**Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]**					
	- Number of Shares (in crores)			68.31	69.79	**68.31**
	- Percentage of Shareholding (%)			49.02	50.08	**49.02**

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by the Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Consequently, the figures for quarter and half year ended 30th September 2006 have been restated giving effect to the amalgamation.

3. The Company has reserved issuance of 6,96,75,402 Equity Shares of Rs 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2006-07, the Company has granted 2,87,28,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. During the first half of 2007-08, the Company has further granted 27,000 options as per terms of the ESOS. The options would vest over a period of 7 years from the date of grant based on specified criteria.

4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 890 crore (US$ 223 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. Had the treatment as

per AS 11 been followed, the net profit after tax for the half year would have been higher by Rs. 515 crore (US$ 129 million).

6. During the last quarter Reliance Hypermart Limited, Reliance Retail Travel & Forex Services Limited, Recron (Malaysia) Sdn Bdh, Gulf Africa Petroleum Corporation (Mauritius), Gapco Tanzania Limited, Gapoil Tanzania Limited, Gapco Kenya Limited, Transenergy Kenya Limited, Gapco Uganda Limited, Gapco Rwanda SARL and Gapco Zanzibar Limited have become subsidiaries of the Company.

7. Provision for Current Tax for the half year includes provision for Fringe Benefit Tax of Rs 19.0 crore (US$ 4.77 million).

8. There were no investors' complaints pending as on 1st July 2007. All the 1,889 complaints received during the last quarter were resolved and no complaints were outstanding as on 30th September 2007.

9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 18th October 2007 approved the above results and its release.

10. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter / half year ended 30th September 2007.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2007

Rs Crores

		Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
		2007	2006	2007	2006	2007 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	12,961	12,888	26,174	24,654	50,371
	- Refining	23,575	23,190	45,903	44,037	85,932
	- Others	801	555	1,391	1,085	2,380
	Gross Turnover (Turnover and Inter Divisional Transfers)	**37,337**	**36,633**	**73,468**	**69,776**	**138,683**
	Less: Inter Segment Transfers	3,935	5,211	8,776	10,451	20,329
	Turnover	**33,402**	**31,422**	**64,692**	**59,325**	**118,354**
	Less: Excise Duty Recovered on Sales	1,359	1,366	3,125	3,275	6,661
	Net Turnover	**32,043**	**30,056**	**61,567**	**56,050**	**111,693**
2.	**Segment Results**					
	- Petrochemicals	2,025	2,102	3,870	3,408	6,577
	- Refining	2,321	1,489	4,878	3,524	7,724
	- Others	390	365	691	649	1,335
	Total Segment Profit before Interest and Tax	**4,736**	**3,956**	**9,439**	**7,581**	**15,636**
	(i) Interest Expense	(257)	(297)	(552)	(595)	(1,189)
	(ii) Interest Income	138	82	273	150	277
	(iii) Other Unallocable Income Net of Expenditure	(54)	(62)	(147)	(115)	(204)
	Profit before Tax	**4,563**	**3,679**	**9,013**	**7,021**	**14,520**
	(i) Provision for Current Tax	(527)	(419)	(1,044)	(798)	(1,657)
	(ii) Provision for Deferred Tax	(199)	(260)	(502)	(517)	(920)
	Profit after Tax	**3,837**	**3,000**	**7,467**	**5,706**	**11,943**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**					
	- Petrochemicals	30,585	34,388	30,585	34,388	32,127
	- Refining	38,140	42,066	38,140	42,066	38,726
	- Others	24,953	7,699	24,953	7,699	15,634
	- Unallocated Corporate	14,614	8,123	14,614	8,123	12,288
	Total Capital Employed	**108,292**	**92,276**	**108,292**	**92,276**	**98,775**

Notes to Segment Information for the Quarter / Half Year Ended 30th September 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

b) The **refining** segment includes production and marketing operations of the petroleum refinery.

c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

• Oil and Gas

• Textile

d) Capital employed on other Investments and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

October 18, 2007

Reliance
Industries Limited

October 18, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Unaudited Financial Results for the quarter/half year ended September 30, 2007

In continuation of our letter dated October 18, 2007 on the above subject, we send herewith a copy of Media Release issued by the Company, in this regard.

The Unaudited Financial Results for the quarter/ half year ended September 30, 2007 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, 'www.ril.com'

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Media Release

Reliance

Mumbai, 18th October 2007

NET PROFIT OF RS 7,467 CRORE FOR 1H, FY07-08, UP 31%

TURNOVER OF RS. 64,692 CRORE (US$ 16.24 BILLION), UP 9%

EXPORTS CROSS US$ 9.30 BILLION, UP 11%

2Q FY08	1Q FY08	2Q FY07	% Change wrt 2QFY07	(In Rs. Crore)	1H FY08	1H FY07	% Change
33,402	31,290	31,422	6%	Turnover	**64,692**	59,325	9%
5,949	5,870	5,189	15%	PBDIT	**11,819**	9,930	19%
3,837	3,630	3,000	28%	Net Profit	**7,467**	5,706	31%
26.4	25.0	20.6		EPS (Rs.)	**51.4**	39.3	

Reliance Industries Limited (RIL) today reported its financial performance for the half year ended 30th September, 2007. Highlights of the un-audited financial results as compared to the previous period are:

- Turnover increases by 9% to Rs. 64,692 crore (US$ 16.24 billion).
- Cash Profit increases by 20% to Rs. 10,223 crore (US$ 2.57 billion)
- Net Profit increases by 31% to Rs. 7,467 crore (US$ 1.87 billion)
- Gross Refining Margin for 2Q FY 07-08 was at US$ 13.6 / bbl and for 1H FY 07-08 was US$14.5 / bbl
- Reliance has acquired a majority stake and management control of Gulf Africa Petroleum Corporation (GAPCO), a petroleum downstream company in East Africa.
- Reliance has signed an agreement to acquire the assets of Hualon, a leading polyester producer in Malaysia.

Commenting on the results, Mukesh D. Ambani, CMD, Reliance Industries Limited said:

"Reliance had another quarter of record earnings. Once again, our world class assets have delivered a superior operating performance. Further, Reliance has extended its global footprint with the acquisition of GAPCO in East Africa and Hualon's assets in Malaysia. Our investments in E&P, organized retail and development of special economic zones will all be the cornerstones for future growth."

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

MANAGEMENT DISCUSSION & ANALYSIS

(For the half year ended 30th September, 2007)

STRATEGIC DEVELOPMENTS

OIL AND GAS – E&P

This was yet another eventful period for RIL's Oil and Gas Exploration & Production business which resulted in several key achievements.

1. The Empowered Group on Ministers (EGoM) has approved the pricing formula for sale of gas from KG D6.

2. RIL announced its first oil discovery in Krishna deep-water basin on the east coast of India. The block, KG-DWN-98/1 which has an area of 8,100 square kilometers. The success of the well MD1 in this block marks the beginning of a new vista of exploration in this basin.

3. RIL made three additional discoveries as follows:
   - Well CY-III-D5-A1 in block CY-III-D5
   - Well KGD6-R1 in block KG D6
   - Well GS01-B1 in block GS01

4. RIL also submitted development plans for the NEC25 block, Sohagpur CBM Blocks (East and West) and MA oil fields (KG D6) to the DGH for approval.

REFINING AND MARKETING – R&M

RIL has acquired a majority stake and management control of Gulf Africa Petroleum Corporation (GAPCO). GAPCO owns and operates large storage terminalling facilities and a retail distribution network in several East African countries. This acquisition is a strategic step for Reliance towards achieving its global vision in the petroleum downstream sector by integrating the entire value chain consisting of refining, shipping, trading, terminalling and marketing through retail and wholesale segments.

PETROCHEMICALS

Reliance signed an agreement with the Receivers and Managers of Hualon Corporation (M), in Malaysia, to acquire the assets of Hualon. This acquisition will help RIL strengthen its position in the entire textile value chain and further consolidate its position as the world's largest polyester manufacturer with an annual capacity of 2.5 million tonnes.

EXPANSION PLANS

Reliance is extending its competitiveness with incremental investments of US$ 8-9 billion towards the following projects:

1. Setting up of a 2 million tonnes per annum of olefins plant with matching downstream capacities.
2. Setting up of the world's largest Integrated Combined Cycle Coke Gasification Complex (IGCC) with a capacity of 6 million tonnes per annum.
3. Expanding its paraxylene capacity in two phases from 1.9 million tonnes to 4.5 million tonnes per annum.

These projects, together with the two highly complex and world scale refineries will make the Jamnagar complex, a "Super Site".

PERFORMANCE REVIEW AND ANALYSIS

During the half year period ended 30th September 2007, the refinery processed 16.1 million tonnes, an increase of 3%. It achieved an operating rate of 98%.

Petrochemicals production grew by 7% to 9.8 million tonnes, against 9.1 million tonnes for the corresponding period of the previous year.

Oil production from the PMT blocks increased by 24% to 305,000 tonnes and gas production increased by 42% to 678 MMSCM.

Turnover for the half year period ended 30th September 2007 was Rs. 64,692 crore (US$ 16.24 billion), reflecting a growth of 9% over the corresponding period of the previous year. Increase in revenue was due to 5% increase in prices and 4% growth in volume. During the period under review, aggregate exports were higher by 11% at Rs. 37,074 crore (US$ 9.30 billion).

Consumption of raw materials increased by 2% from Rs 40,343 crore to Rs 41,046 (US$ 10.30 billion) primarily on account of higher crude prices. Traded goods purchase increased from Rs. 529 crore to Rs. 3,238 crore (US$ 813 million).

Employee cost was Rs 967 crore (US$ 243 million) for the period under review as against Rs. 1,049 crore. The previous years figure includes proportionate amount of expenditure incurred on Voluntary Retirement Scheme / Special Separation Scheme announced for the employees of erstwhile IPCL Vadodara unit.

Other expenditure decreased by 16% from Rs 5,861 crore to Rs 4,904 crore (US$ 1.23 billion), mainly due to lower incidence of sales tax on account of higher export of refinery products and exchange differences. Other expenditure includes conversion costs, selling expenses, sales tax, repairs & maintenance and establishment expenses.

Operating Profit before other income increased by 18% from Rs. 9,697 crore to Rs. 11,454 crore (US$ 2.91 billion). Net operating margin for the period was 18.6% as compared to 17.3% in the corresponding period of the previous year.

Other income was higher at Rs. 365 crore (US$ 92 million) against Rs. 233 crore primarily on account of increase in interest income on higher surplus funds.

Interest costs were lower by 7% at Rs. 552 crore (US$ 139 million) primarily on account of appreciation of the rupee vis a vis US dollar. During the half year, Rs. 355 crore of interest was capitalized, as against Rs 277 crore in the corresponding period of the previous year. Gross interest cover was 13.0 compared to 11.4 for the corresponding period of the previous year.

Depreciation was lower at Rs. 2,254 crore (US$ 566 million) against Rs. 2,314 crore in the corresponding period of the previous year. Lower depreciation charge was mainly on account of WDV basis being followed in petrochemicals.

Profit after tax was Rs. 7,467 crore (US$ 1.87 billion) as against Rs. 5,706 crore for the corresponding period of the previous year, representing an increase of 31%. Basic earning per share (EPS) for the half year was Rs. 51.4 (US$ 1.29) against Rs. 39.3 for the corresponding period of the previous year.

During the period under review, RIL's contribution to the national exchequer in the form of various taxes was Rs. 6,939 crore (US$ 1.74 billion).

LEVERAGE

(In Rs. Crore)	30-Sept-07	30-June-07	31-Mar-07
Gross Debt	28,607	27,054	27,826
Cash & cash equivalent	4,615	5,737	4,012
Net Debt	23,992	21,317	23,814
Shareholders' Equity	72,208	68,837	63,967
Net Debt Ratio	0.33	0.31	0.37

The outstanding debt as on 30th September 2007 was Rs 28,607 crore (US$ 7.18 billion) compared to Rs 27,826 crore as on 31st March 2007. Net gearing as on 30th September 2007 was 23.0% as compared to 25.2% on 31st March 2007.

RIL retained it domestic credit rating which were AAA from CRISIL and Fitch, as well as investment grade ratings for international debt of Baa2 and BBB from Moody's and S&P respectively.

CAPITAL EXPENDITURE

During the period under review, RIL incurred a capital expenditure of Rs. 7,722 crore (US$ 1.94 billion). With the completion of major expansion plans in the refining and petrochemicals business, the capital expenditure was largely for the Oil and Gas initiatives.

2Q FY08	1Q FY08	2Q FY07	(In Rs. Crore)	1H FY08	1H FY07
2,680	2,461	774	E & P	5,141	1,250
782	413	450	Refining & Marketing	1,195	972
94	115	112	Petrochemicals	209	213
292	885	345	Common	1,177	1,200
3,848	**3,874**	**1,681**	TOTAL	**7,722**	**3,635**

The common capital expenditure of Rs. 1,177 crore (US$ 295 million) during the half year was mainly on account of purchase of real estate for office purposes.

RELIANCE PETROLEUM LIMITED (RPL)

RPL has set a blistering pace for its project implementation and has achieved over 70% overall progress in implementation of its large and complex refinery, coming up in the Special Economic Zone at Jamnagar. Based on the progress made till date, in the engineering, procurement and construction activities, RPL expects to complete the project ahead of the scheduled completion in December 2008.

During the quarter, project implementation gained further momentum and led to achievement of several significant milestones, including the following:

- Engineering efforts reached a close-out phase with over 97% cumulative progress
- Overall procurement progress exceeded 92% during the quarter
- Over 2500 equipments, including several critical, long lead equipments and over dimensional consignments (ODC) delivered at site
- Over 95% of project bulks have already been received
- Civil works mostly completed; construction resources at their peak
- Installed over 1200 equipments leading to a dramatic change in skyline
- Sufficient site infrastructure mobilized to sustain equipment installation and fabrication work on fast track.

Engineering is nearing completion with all drawings for concreting, structural steel and underground piping and over 90% of electrical and instrumentation released for construction.

This phenomenal engineering progress achieved within a short span of 22 months reflects the success of a massive team effort that involved over 7,500 engineers, who worked from several interconnected locations across the world.

Please visit www.reliancepetroleum.com for a photo preview of the progress at the site.

RELIANCE RETAIL LIMITED (RRL):

On the occasion of the 60th Independence anniversary of India, RRL launched its 3rd and much awaited format of stores – the hypermarket format, under the brand name of 'RelianceMart' at the Iscon Mall in Ahmedabad.

'RelianceMart' is India's largest hypermarket spread across 165,000 square feet of shopping area. The hypermarket has a range of over 95,000 products from a wide array of categories from fresh produce, food & grocery, home care products, apparel and accessories, non-food FMCG products, consumer durables and IT, automotive accessories, lifestyle product, footwear and much more.

RRL started this quarter with 201 Reliance Fresh and 1 Reliance Digital store. Due to some concerns in a few parts of the country on the roll-out of Reliance Fresh format of stores, the company slowed down on opening additional stores in some towns and cities.

RRL ended the second quarter with 329 Reliance Fresh stores in over 30 towns and cities. Towards the end of the second quarter, RRL successfully launched 9 much awaited stores in the city of Mumbai. Reliance Fresh stores were also opened in Warangal, Dhanbad, Jamshedpur, Alluva, Kollam, Thrissur, Amritsar and Chandigarh.

The RelianceOne loyalty customer base has crossed 1.5 million to become the largest membership base in India.

An additional 10 stores have been opened in October 2007 taking the total number of Reliance Fresh stores to 339.

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

PERFORMANCE REVIEW

OIL AND GAS (EXPLORATION & PRODUCTION)

GLOBAL SCENARIO

The E&P industry registered another period of robust performance marked by high hydrocarbon prices and strong demand from end-users. During the period under review, Brent prices were US$ 71.2 / bbl vis-a-vis US$ 69.7 / bbl in the same period last year. Average Henry Hub gas prices were also higher at US$ 6.9 / MMBTU vis-à-vis US$ 6.4 / MMBTU for the corresponding period of the previous year. The forward curve averages US$ 82.2 / bbl for WTI and US$ 79.3 / bbl for Brent for the next five years.

With natural gas prices in Asia and Europe predominantly indexed to oil prices, average gas prices (futures) were higher at US$ 7.1 / MMBTU and are expected to remain above historical levels.

OIL & GAS BUSINESS

Reliance is the largest exploration acreage holder in the private sector in India. Its E&P assets comprise the following:

- 30% interest in producing Panna-Mukta and Tapti fields
- 33 exploration blocks awarded under the NELP bids
- 5 coal bed methane (CBM) blocks and
- Exploration blocks in Yemen, Oman, East Timor, Australia and Columbia held through its subsidiary

PANNA-MUKTA TAPTI - HIGHLIGHTS

During the first half of the year, Panna-Mukta fields produced 942,000 MT of crude oil and 1,014 MMSCM of natural gas, an increase of 17% and 43% respectively as compared to the corresponding period of the previous year. Tapti also produced higher

gas volumes of 1,248 MMSCM and 74,500 MT of condensate, registering a growth of 32% and 50% respectively over corresponding period of the previous year.

The new revised plan of development (NRPOD) for the Tapti block was commissioned and the project delivered its first gas in September 2007. The current production is 4 MMSCMD of gas and 3,000 BOPD of condensate. Upon stabilization, NRPOD is expected to result in production of an additional 5.7 MMSCMD of gas.

In addition, declaration of commerciality for the new discovery in South-West Panna has been submitted to the DGH for its approval.

EXPLORATION HIGHLIGHTS FOR THE HALF YEAR PERIOD

- RIL made an oil discovery in well MD1 in the KGD4 block. MD1 was drilled to a water depth of 565 meters and a total depth of 3595 meters. The well encountered classic reservoir with gross oil column of more than 20 metres in the Mesozoic section. During the Drill stem testing (DST), the well, named Dhirubhai 36 flowed 596 BOPD of oil. RIL has 100% interest in the block, which was awarded under NELP I.

- RIL made one more gas discovery in KGD6 block well R1 and named the discovery Dhirubhai 34. With this, RIL has made 18 discoveries in KGD6 block out of 21 exploration wells drilled. R1 was drilled to a water depth of 2010 meters and a total depth of 4860 meters, which is the deepest location drilled in this block. The well encountered 2 gas bearing zones and the data obtained from logging and modular dynamic testing (MDT) confirmed the presence of hydrocarbons in the Mio-Pliocene intervals. The discovery opens up new areas in the deep stratigraphic levels in the block and demonstrates upside potential.

- RIL also made a significant discovery in the west coast in block GS01 which was named Dhirubhai 33. This shallow water block was awarded to the consortium of

RIL (90%) and Hardy Exploration (10%) under the NELP II round. The well, GS01-B1 was drilled to a water depth of 78 meters and a total depth of 2,282 meters. Hydrocarbon presence was confirmed in mid-Miocene carbonate reservoir. Drill stem testing (DST) resulted in a flow of 18.6 MMSCFD of gas and 415 barrels of condensate per day. This was RIL's first discovery in west coast carbonate reservoir area.

- RIL also recently announced success in its very first well in the Cauvery deep-water basin in the east coast of India. This is the first time a hydrocarbon discovery has been made in the Cauvery deep-water basin. The deep-water block CY-DWN-2001/2 (CY-III-D5), namely 'Dhirubhai – 35' has an area of 14,325 square kilometers and was awarded to RIL under NELP III. RIL holds a 100 % interest in this block. The success of the well, CY-III-D5-A1 in the block marks the beginning of a new vista of exploration in this basin. This well was located in a water depth of 1,185 meters and was drilled to a target depth of 4,081 meters and terminated in the crystalline basement. The presence of oil and gas with condensate has been confirmed by several tests including MDT and DST.

- RIL also acquired an additional 323 LKM of 2D in its on-land blocks in the Cambay basin and commissioned phase II of electromagnetic survey in KGD4, CYD5 and KGD6 blocks.

- Due to poor prospects, RIL relinquished one block in the Kerala Konkan Basin.

- The reserve estimates of all these discoveries are under evaluation.

- RIL has an aggressive exploratory program over the next four quarters to explore available acreage. Drilling is proposed in 8 out of the 26 blocks (excluding new blocks from NELP-VI). RIL also plans extensive seismic studies covering all major basins including 7 blocks awarded in NELP-VI.

- RIL has currently deployed three rigs. With a view to accelerating the exploration program, RIL has plans to mobilize four additional rigs of which one is expected in September 2008, two are expected to be operational by 3Q FY08, the fourth by 4Q FY08.

FAST TRACK DEVELOPMENT EFFORTS IN THE DISCOVERED BLOCKS

The development of discoveries Dhirubhai 1 and Dhirubhai 3 in the KGD6 block are on schedule for production of gas during second half of FY 2008-09. Milestones achieved are:

- 95% of the wells have been drilled with the remaining to be completed by November 2007.
- 50% of all off-shore facilities have been installed. Line pipes & bends have been manufactured and shipped.
- 55% of all on-shore facilities have been completed. Pile and the erection of pipe racks have been completed.
- The construction jetty has been completed.

The development plan and fast track implementation of the Dhirubhai 26 cretaceous oil discovery is progressing as per the plan. Concept study and EPS validation has been completed and the FEED study is underway. Oil production is expected to commence in the second half of FY 2008-09 with an estimated peak production of 40,000 BOPD.

In NEC25, the development plan has been submitted to the DGH for approval.

GAS MARKETING AND PRICING

Reliance is aligned with the national interests on prioritization of gas usage and believes that gas should first cater to existing assets in India, especially in the core fertilizer and power sector, which are either underutilized, or are forced to use expensive fuels like naphtha, fuel oil and LNG due to limited availability of gas supplies.

Better utilization of these assets and replacement of costly alternate fuels will help increase production of fertilizer, generation of power and reduction in government subsidies. With gas being supplied to the fertilizer plants using liquid fuels, this will usher in the next wave of India's green revolution.

Reliance has already initiated the process of committing gas to the core fertilizer and power sectors. The Government has recently approved the pricing formula for sale of gas to be produced from KGD6; which results in the gas price of US$ 4.2 / MMBTU at crude price of US$ 60 / bbl or above, and in doing so has upheld the provisions of the PSC under the Government's New Exploration and Licensing Policy (NELP). The approval of market determined pricing will drive investments in the sector.

COAL BED METHANE (CBM)

The current estimated of commercial production of CBM is expected by 2010. Development plans for the Sohagpur East and West blocks were submitted during the period under review to the DGH for approval.

INTERNATIONAL OPERATIONS

- During the last quarter, average production at the Yemen Block 9 was 5,400 BOPD. Drilling of 8 development wells is planned during the year of which drilling of 4 wells has been completed. Permanent production facility for 30,000 BOPD has been completed.

- Processing and interpretation of the newly acquired 2D and 3D data is near completion in Oman's Block 18. During the period, the PSC for the newly awarded Oman Block 41 has been signed.

- The Technical Evaluation Agreement for Columbia's Borojo blocks (North and South), was approved and converted to PSC by the regulator.

REFINING & MARKETING (R&M)

2Q FY08	1Q FY08	2Q FY07	% Change wrt 2QFY07	(In Rs. Crore)	1H FY08	1H FY07	% Change
23,575	22,328	23,190	2%	Segment Revenues	**45,903**	44,037	4%
2,321	2,558	1,489	56%	Segment EBIT	**4,878**	3,524	38%
9.8%	11.5%	6.4%		EBIT Margin (%)	**10.6%**	8.0%	

During the half year, refining EBIT increased to Rs 4,878 crore, an increase of 38% over the corresponding period of the previous year. EBIT margin for the refining business increased to 10.6% as compared to 8.0% in the corresponding period of the previous year.

During the half year, the Jamnagar refinery processed 16.1 million tones of crude with an average utilization rate of 98%, which is significantly higher than the average utilization rates for refineries globally. For the period under review, average refinery utilization was at 87.4% in North America, 84.1% in Europe and 85.7% in the Asia Pacific region.

During the same period, export of refined products was US$ 6.99 billion accounting for 60% of production volumes. Exports of refined products were at 10.8 million tonnes during the half year as compared to 8.8 million tonnes for the corresponding period of the previous year.

Domestic marketing margins continue to be under pressure due to lack of a level playing field for the private sector marketing companies. The period witnessed high crude oil prices without any corresponding improvement in the domestic selling price. RIL maintained a price differential of Rs. 2.50 per litre over PSUs' Retail Selling Price

on MS and HSD across most of the markets. RIL's market share in the retail HSD and MS stood at 1.6% and 3.0% respectively.

PRODUCT PRICE REALIZATION IN INDIA

During the half year, domestic demand for petroleum products increased by 5.5% compared to the corresponding period of last year. This is against a 2.3% increase during the corresponding period of the previous year.

Demand for HSD, which accounts for a third of the consumption of petroleum products, registered a growth of 8.4% while demand for MS was higher by 11.1%. Demand of ATF grew by 15.1% and for LPG by 6.0%. Sale of Naphtha dropped by 11.4% and Kerosene also declined by 0.9% during the period under review.

To capture the growth opportunity in the ATF business, RIL has presence at 11 airports in India and is now refueling major domestic airlines. Work at 6 other airports is in advanced stage of completion.

RIL added 38 retail outlets during the period under review taking a total number of retail outlets to 1,423.

REFINING MARGIN

(US$ / bbl)	2Q FY08	1Q FY08	2Q FY07	1H FY08	1H FY07
Reliance Industries	13.6	15.4	9.1	14.5	10.7
Regional Benchmarks					
Singapore (Dubai)	6.4	9.5	4.7	7.9	6.8
US Gulf Coast (Brent)	6.9	13.1	7.8	10	9.8
US Gulf Coast (WTI)	8.6	18.8	8	13.7	10
Rotterdam (Brent)	3.5	6.6	5.2	5.1	5.7
Mediterranean (Urals)	3.8	7.2	5.4	5.5	6.2

(Source: Reuters)

The quarter witnessed significant volatility in global refining margins on the back of rising crude oil prices. Refining margins declined primarily due to a sharp fall in product cracks, mainly in gasoline and naphtha. Refining margins in the benchmark US Gulf Coast declined from US$ 18.8 to US$ 8.6 per barrel on a quarter-on-quarter basis. The benchmark Singapore complex margins also declined substantially from US$ 9.5 per barrel to US$ 6.4 per barrel. Light – Heavy differential remained in the US$ 5 per barrel range.

RIL's GRM also declined on a Q-o-Q basis from US$ 15.4 to US$ 13.6 in the quarter ended September 2007. The 1H FY08 was at US$ 14.5 / bbl as against US$ 10.7 / bbl. The superior configuration at the Jamnagar refinery allowed RIL the flexibility to focus on the production of middle distillate products (Gasoil and Jet Kero) where margins remained firm with strong global demand.

Besides supply demand dynamics refinery margins are significantly influenced by efficiency in several major parameters, such as -

- Efficiency in sourcing crude oil – both in terms of geography and quality
- Ability to produce globally accepted transportation fuels
- Flexibility of crude oil receipt, product slate and product evacuation infrastructure

The highly complex configuration of the RIL refinery gives it the ability to process heavy and sour crudes. Furthermore, several new crude discoveries are in the "challenged" category and require unique technical capabilities for processing. These factors continue to support high levels of light-heavy differential and provide a unique advantage to the complex refineries such as RIL's refinery at Jamnagar. During the half year, RIL processed 4 new crudes.

While worldwide refinery outages have led to spikes in margins, RIL has maintained its high operating rate to take advantage of these opportunities. Efficiencies in energy consumption, ability to swing production and quality, adaptability to accept different

crude blends, flexible operating parameters, blending management and several other factors all add up to RIL's superior GRM.

CRUDE OIL PRICE MOVEMENT (GLOBAL BENCHMARKS)

2Q FY08	1Q FY08	2Q FY07	Oil (Benchmark Industry Prices) – US$ / bbl	1H FY08	1H FY07
74.8	67.7	69.7	Brent	71.2	69.7
74.0	63.9	70.6	WTI	69.0	70.5
68.9	62.8	66.0	Dubai	65.9	65.5

Average prices of Brent , WTI and Dubai for the six months period were US$ 71.2 / bbl, US$ 69.0 / bbl and US$ 65.9 / bbl respectively while the peak prices were US$ 81.1 / bbl, US$ 83.9 / bbl and US$ 76.7 / bbl respectively.

PRODUCT PRICE – AVERAGE MARKET REFERENCE PRICES

2Q FY08	1Q FY08	2Q FY07	Products – Period Average - US$ / bbl	1H FY08	1H FY07
81.7	85.6	77.5	Gasoline	83.7	80.6
86.5	81.3	82.8	HSD	83.9	83.6
87.3	82.2	85.9	ATF	84.8	85.7
584.7	570.7	536.7	LPG (US$ / MT)	577.7	496.5

(Source: Platts)
-- Gasoline (95 Unleaded), HSD (Gasoil 0.5%S), ATF (Jet) prices are mean of Platts prices FOB Singapore. LPG prices ($/MT) are Saudi CP FOB Ras Tanura for 40% Propane and 60% Butane.

International Energy Agency (IEA) has, with retrospective effect, revised its global oil demand growth assessment for 2007 to 85.9 million b/d (up 1.5%) on account of revised data for Non-OECD countries. IEA also has revised its product demand growth forecast for 2008 to 88.0 million b/d (up 2.4%) after reassessing the forecast data. Project delays and construction bottlenecks are pushing major capacity additions to beyond 2011 which augurs well for existing refiners like RIL and new ones like RPL.

PETROCHEMICALS

2Q FY08	1Q FY08	2Q FY07	% Change wrt 2QFY 07	(In Rs. Crore)	1H FY08	1H FY07	% Change
12,961	13,213	12,888	1%	Segment Revenues	26,174	24,654	6%
2,025	1,845	2,102	(4)%	Segment EBIT	3,870	3,408	14%
15.6%	14.0%	16.3%		EBIT Margin (%)	14.8%	13.8%	

During the first half of the year, high feedstock prices impacted the petrochemicals business. However, strong demand from the end-user segments allowed for better prices across the value chain. An integrated business model and market leadership in India enabled RIL in selling higher volumes at margins that were significantly above historical averages.

For the period under review, revenues for the petrochemical segment increased by 6% from Rs 24,654 crore to Rs 26,174 crore. Increased prices accounted for 4% of the growth while the balance 2% was on account of higher volumes.

During the period, EBIT from the petrochemical segment increased by 14% from Rs. 3,408 crore to Rs 3,870 crore.

Strong domestic demand provided integrated producers like RIL the flexibility to pass on the increase in polyester and polymer prices, expanding its petrochemical margins.

Polyester units witnessed improved margins. However, on a chain basis, polyester margins remained flat primarily due to lower paraxylene margins. Polymer margins improved primarily due to gas based crackers outperforming naphtha based crackers. High crude prices resulted in higher naphtha prices resulting in higher feedstock prices for naphtha based crackers.

Margins continue to be above the five year average. Going forward, margins are expected to remain stable in the short term due to lack of capacity additions and rising demand. However, incremental capacities coming on stream in the Middle East region from 2008 onwards could have an impact on operating rates and margin scenario.

PETROCHEMICALS PRODUCTION VOLUMES

2Q FY08	1Q FY08	2Q FY07	% Change wrt 2Q FY07	(In '000 Tons)	1H FY08	1H FY07	% Change
4,953	4,823	4,803	3%	Production	9,776	9,118	7%
829	833	831	-	Polymers (PP, PE, PVC)	1,662	1,561	6%
387	389	355	9%	Polyester (PFY, PSF, PET)	776	725	7%
1,214	1,152	1,112	9%	Polyester Intermediates (PX, PTA, MEG)	2,366	2,075	14%

RIL's petrochemicals business benefited from higher volumes through integration of IPCL. The petrochemicals production increased by 7% to 9.8 million tonnes, against 9.1 million tonnes for the corresponding period of the previous year.

POLYESTER AND FIBRE INTERMEDIATES

Production volumes of the Polyester segment (PFY, PSF and PET) increased by 7% to 776,000 tonnes. Production from the new polyester facility has been placed successfully in the market. RIL has maintained its focus on specialty products which now account for 55% and 40% of PSF and PFY production respectively. RIL now has a domestic market share in excess of 51% in the polyester segment.

RIL's polyester intermediates (PX, PTA and MEG) production grew by an impressive 14% to 23,66,000 tonnes during the half year. This significant increase in production is attributed to the new 730 KTA PTA plant at Hazira which was commissioned in 2Q FY07. Reliance's domestic market share in polyester intermediates stood at 78%.

Polyester witnessed exciting demand growth in the domestic market at 20% over the corresponding period of the previous year. The robust growth was also seen in PET, demand for which grew by 28%, demand for POY grew by 24% whereas demand for PSF grew by 12%. The increased demand for polyester was driven by robust downstream investments during the previous year.

During the quarter, RIL signed an agreement to acquire assets of Hualon, Malaysia. Hualon is a leading polyester producer in Malaysia with polyester (fibre, yarn and resin) manufacturing capacity of half a million tons per annum along with downstream textile manufacturing capabilities spread over two locations in Malaysia namely, Nilai and Malacca.

This acquisition, which is expected to be consummated shortly, will be the second international acquisition in the polyester sector of RIL after the successful takeover of Trevira in Germany in 2004. This will help RIL consolidate its position as the World's largest polyester manufacturer with an annual capacity of 2.5 million tonnes, an increase of 25% over its existing capacity.

With this acquisition, RIL's global market share in polyester fibre and yarn will exceed 7%. This acquisition will help to achieve global vision of Reliance polyester sector through easy access to other world markets

POLYMERS

The polymers business witnessed sustained growth with aggregate production volumes of PP, PE and PVC growing by 6% to 1,662,000 tonnes. The increase in production is attributed to the full impact of the new PP plant at Jamnagar and also to the scheduled maintenance shutdown of the cracker and downstream plants at Hazira during the corresponding period of the previous year. RIL continues to be India's largest producer of polymers with a domestic market share of 69%.

RIL produced 931,000 tonnes of ethylene and 368,000 tonnes of propylene recording an increase of 9% and 8% respectively over the corresponding period of the previous year.

The domestic market of polymers witnessed exciting growth with demand growing at 16% compared to the corresponding period of the previous year. The robust growth was seen across polymers – PP demand grew by 15%, PE demand grew by 18% while demand for PVC grew by 15%. The increased demand came largely from end-use segments like flexible packaging, infrastructure, cables, consumer durables and agriculture.

CHEMICALS

During the period under review, production of Linear Alkyl Benzene (LAB) remained unchanged at 80,500 tonnes. Reliance has a market share of 36% in the domestic LAB market. The Butadiene plant produced 86,000 tonnes, higher by 21% as compared to the corresponding period of the previous year.

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2007

(Rs. in crores, except per share data)

Sr. No	Particulars	Quarter Ended 30th Sept		Half Year Ended 30th Sept		Year Ended 31st March
		2007	**2006**	**2007**	**2006**	**2007 (Audited)**
1.	Turnover	33,402	31,422	64,692	59,325	118,354
	Less: Excise Duty / Service Tax Recovered	1,359	1,366	3,125	3,275	6,661
2.	**Net Turnover**	**32,043**	**30,056**	**61,567**	**56,050**	**111,693**
3.	Other Income	168	125	365	233	478
4.	**Total Income**	**32,211**	**30,181**	**61,932**	**56,283**	**112,171**
5.	a) (Increase) / decrease in stock in trade / work in progress	(920)	(995)	(42)	(1,429)	(655)
	b) Consumption of raw materials	21,872	22,388	41,046	40,343	76,872
	c) Purchases	2,402	240	3,238	529	1,821
	d) Staff cost	471	496	967	1,049	2,094
	e) Depreciation	1,129	1,213	2,254	2,314	4,815
	f) Other expenditure	2,437	2,863	4,904	5,861	11,515
	g) **Total Expenditure**	**27,391**	**26,205**	**52,367**	**48,667**	**96,462**
6.	Interest and Finance Charges	257	297	552	595	1,189
7.	**Profit before tax**	**4,563**	**3,679**	**9,013**	**7,021**	**14,520**
8.	Provision for Current Tax [including Fringe Benefit tax]	527	419	1,044	798	1,657
9.	Provision for Deferred Tax	199	260	502	517	920
10.	**Net Profit after tax**	**3,837**	**3,000**	**7,467**	**5,706**	**11,943**
11.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394	1,394	**1,394**
12.	Equity Share suspense (Representing 6,01,40,560 Shares of Rs 10 each allotted to the shareholders of erstwhile IPCL on 13th October 2007)	60	60	60	60	**60**
13.	Reserves excluding revaluation reserves (as per un-audited balance sheet) of previous accounting year					**59,862**
14.	Earnings per share (of Rs. 10) [including equity shares in suspense]					
	Basic	26.4	20.6	51.4	39.3	**82.2**
	Diluted	26.4	20.6	51.4	39.3	**82.2**
15.	Public shareholding {Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]					
	- Number of Shares (in crores)			68.31	69.79	**68.31**
	- Percentage of Shareholding (%)			49.02	50.08	**49.02**

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by the Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Consequently, the figures for quarter and half year ended 30th September 2006 have been restated giving effect to the amalgamation.

3. The Company has reserved issuance of 6,96,75,402 Equity Shares of Rs 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2006-07, the Company has granted 2,87,28,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. During the first half of 2007-08, the Company has further granted 27,000 options as per terms of the ESOS. The options would vest over a period of 7 years from the date of grant based on specified criteria.

4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 890 crore (US$ 223 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the half year would have been higher by Rs. 515 crore (US$ 129 million).

6. During the last quarter Reliance Hypermart Limited, Reliance Retail Travel & Forex Services Limited, Recron (Malaysia) Sdn Bdh, Gulf Africa Petroleum Corporation (Mauritius), Gapco Tanzania Limited, Gapoil Tanzania Limited, Gapco Kenya Limited, Transenergy Kenya Limited, Gapco Uganda Limited, Gapco Rwanda SARL and Gapco Zanzibar Limited have become subsidiaries of the Company.

7. Provision for Current Tax for the half year includes provision for Fringe Benefit Tax of Rs 19.0 crore (US$ 4.77 million).

8. There were no investors' complaints pending as on 1st July 2007. All the 1,889 complaints received during the last quarter were resolved and no complaints were outstanding as on 30th September 2007.

9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 18th October 2007 approved the above results and its release.

10. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter / half year ended 30th September 2007.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2007

Rs Crores

		Quarter Ended 30th September				Half Year Ended 30th September				Year ended 31st March	
		2007		2006		2007		2006		2007 (Audited)	
1.	Segment Revenue										
	- Petrochemicals	12,961		12,888		26,174		24,654		50,371	
	- Refining	23,575		23,190		45,903		44,037		85,932	
	- Others	801		555		1,391		1,085		2,380	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**37,337**		**36,633**		**73,468**		**69,776**		**138,683**	
	Less: Inter Segment Transfers	3,935		5,211		8,776		10,451		20,329	
	Turnover	**33,402**		**31,422**		**64,692**		**59,325**		**118,354**	
	Less: Excise Duty Recovered on Sales	1,359		1,366		3,125		3,275		6,661	
	Net Turnover		**32,043**		**30,056**		**61,567**		**56,050**		**111,693**
2.	**Segment Results**										
	- Petrochemicals	2,025		2,102		3,870		3,408		6,577	
	- Refining	2,321		1,489		4,878		3,524		7,724	
	- Others	390		365		691		649		1,335	
	Total Segment Profit before Interest and Tax		4,736		3,956		9,439		7,581		15,636
	(i) Interest Expense		(257)		(297)		(552)		(595)		(1,189)
	(ii) Interest Income		138		82		273		150		277
	(iii) Other Unallocable Income Net of Expenditure		(54)		(62)		(147)		(115)		(204)
	Profit before Tax		4,563		3,679		9,013		7,021		14,520
	(i) Provision for Current Tax		(527)		(419)		(1,044)		(798)		(1,657)
	(ii) Provision for Deferred Tax		(199)		(260)		(502)		(517)		(920)
	Profit after Tax		3,837		3,000		7,467		5,706		11,943
3.	**Capital Employed (Segment Assets – Segment Liabilities)**										
	- Petrochemicals		30,585		34,388		30,585		34,388		32,127
	- Refining		38,140		42,066		38,140		42,066		38,726
	- Others		24,953		7,699		24,953		7,699		15,634
	- Unallocated Corporate		14,614		8,123		14,614		8,123		12,288
	Total Capital Employed		108,292		92,276		108,292		92,276		98,775

Notes to Segment Information for the Quarter / Half Year Ended 30th September 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the "**others**" segment. This comprises of the following:
      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

Reliance
Industries Limited

October 18, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended September 30, 2007 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. October 18, 2007.

You are requested to take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*
42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
19-21, BOMBAY MUTUAL CHAMBERS, 3RD FLOOR, AMBALAL DOSHI MARG, MUMBAI-400 001. ✆ : 6639 1106 - 7 / 2265 2675 • FAX : 2265 6260
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021.

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2007**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 35 08 041	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' *(as per company records)*	139 35 08 041	100.000
12	Held in dematerialised form in CDSL	1 98 47 883	01.424
13	Held in dematerialised form in NSDL	131 18 39 922	94.139
14	Physical	6 18 20 236	04.437
15	Total No. of Shares (12+13+14)	139 35 08 041	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	80	4 843	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	1 127	94 967	Processed Under NOL
	51	2 838	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**1 258**	**1 02 648**	
Pending for more than 21 days	3	293	Non - receipt of Physical DRF & Share Certificates from DP
Total	**3**	**293**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 2278 5307
Fax No : 022 - 2278 5081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point,
Mumbai - 400 021
Tel.: 022 30042900
Fax.: 022 30042966

18

24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Mumbai, 6th October 2007.

END